UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. )

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

STG Group, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

37953N108

(CUSIP Number)

STG Group, Inc.

11091 Sunset Hills Road, suite 200

Reston, Virginia 20190

(703) 691-2480

With a Copy to :

Jonathan Wolcott, Esq.

1600 Tysons Boulevard, Suite 700

McLean VA 22102

703.720.8073

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37953N108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Simon S. Lee Management Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ See Item 2 herein.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES	7	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 8,319,080 shares
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 8,319,080 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,319,080
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.65%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 37953N108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Simon Lee Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ See Item 2 herein.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES	7	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 493,129 shares
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 493,129 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,129
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.06% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 37953N108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AHL Descendants Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ See Item 2 herein.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES	7	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 493,129 shares
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 493,129 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,129
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.06% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 37953N108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) JSL Descendants Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ See Item 2 herein.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES	7	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 521,039 shares
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 521,039 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,039
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.23% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 37953N108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Brian Lee Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ See Item 2 herein.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES	7	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 511,733 shares
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 511,733 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 511,733
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.18% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 37953N108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Simon S. Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b)☒ See Item 2 herein.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 9,351,852 shares
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,351,852 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,351,852
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.06% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 37953N108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Julie S. Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ See Item 2 herein.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 986,258 shares
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 986,258 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 986,258
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.12% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Based on 16,107,071 shares of the Company’s common stock outstanding.

SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Shares”), of STG Group, Inc. (formerly known as Global Defense & National Security Systems, Inc. (“GDEF”)), a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is STG Group, Inc., 1091 Sunset Hills Road, Suite 200, Reston, Virginia 20190.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed jointly by (i) Simon S. Lee Management Trust, Simon Lee Family Trust, AHL Descendants Trust, JSL Descendants Trust and Brian Lee Family Trust (collectively, the “Trusts”), who are the other stockholders party to the Voting Agreement with Global Defense & National Security Holdings LLC (the “Sponsor”), dated as of November 23, 2015 (the “Voting Agreement”); (ii) Simon S. Lee, as Trustee of the Simon S. Lee Management Trust, the JSL Descendants Trust and the Brian Lee Family Trust; and (iii) Julie S. Lee, as Trustee of the Simon Lee Family Trust and the AHL Descendants Trust (collectively, the “Reporting Persons”). The Reporting Persons are a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their Shares. As a result, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and (i) the Sponsor who is a party to the Voting Agreement; and (ii) Damian Perl (collectively, (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act.

(b) The address of the principal office of each of Simon S. Lee, the Simon S. Lee Management Trust, the JSL Descendants Trust and the Brian Lee Family Trust is 9131 Southern Breeze Drive, Orlando, Florida, 32836. At the November 13, 2015 meeting of stockholders of the Company, Simon S. Lee was elected to serve as a Class III director, effective upon the Closing (as defined below), and in connection with the Closing, he was appointed Chairman of the Board of Directors of the Company.

The address of the principal office of each of Julie S. Lee, the Simon Lee Family Trust and the AHL Descendants Trust is 1036 Aziza Court, Great Falls, Virginia, 22066.

(c) At the November 13, 2015 meeting of stockholders of the Company, Simon S. Lee was elected to serve as a Class III director, effective upon the Closing (as defined below), and in connection with the Closing, he was appointed Chairman of the Board of Directors of the Company. Julie S. Lee is a Business Development Consultant at STG, Inc., a subsidiary of the Company. The address of STG, Inc. is 11091 Sunset Hills Rd, Reston, VA 20190.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Trusts are organized under the laws of the State of Virginia. Simon S. Lee and Julie S. Lee are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On June 8, 2015, GDEF entered into a Stock Purchase Agreement with (i) STG Group, Inc., (ii) the Trusts, (iii) Simon S. Lee, as Stockholders’ Representative (the “Stockholders’ Representative”), and (iv) the Sponsor (the “Business Combination Agreement”). The business combination (the “Business Combination”) was completed on November 23, 2015 (the “Closing”). In connection with the Closing, STG Group, Inc. changed its name to STG Group Holdings, Inc. and GDEF changed its name to STG Group, Inc.

In connection with the Closing, GDEF paid the following aggregate consideration to the Trusts: (i) $68,000,000 in cash consideration; and (ii) 8,578,199 Shares valued at a price of $10.55 per share. In addition, GDEF issued to the Trusts an aggregate of 445,161 Shares that were previously held by the Sponsor and contributed by the Sponsor to GDEF immediately prior to the Business Combination, and the Sponsor transferred an aggregate of 35,000 Shares previously held by the Sponsor to the Trusts for no consideration.

In connection with the Closing, the Trusts elected to convert approximately $7,000,000 of the cash consideration payable to them thereunder into an additional 658,513 Shares at a value of $10.63 each (the “Conversion Shares”).

The Shares issued to each Trust in connection with the Closing were as follows:

Trust	Number of Shares
Simon S. Lee Management Trust	7,008,629
Simon Lee Family Trust	415,449
AHL Descendants Trust	415,449
JSL Descendants Trust	438,964
Brian Lee Family Trust	431,125

At the Closing, GDEF withheld in the aggregate (a) $3,310,000 (the “Cash Escrow Deposit”) from the cash consideration and (b) 313,744 Shares, with an aggregate value equal to approximately $3,310,000 (the “Escrow Share Amount”), or $10.55 per share (the “Escrow Shares” and together with the Cash Escrow Deposit, or the balance thereof remaining from time to time, the “Escrow Amount”), from the stock consideration and deposited such amounts into escrow pursuant to the terms of the Escrow Agreement, as defined below in Item 6. The amount of Escrow Shares for each Trust is as follows:

Trust	Number of Shares
Simon S. Lee Management Trust	252,470
Simon Lee Family Trust	14,966
AHL Descendants Trust	14,966
JSL Descendants Trust	15,812
Brian Lee Family Trust	15,530

The Company declared a stock dividend (the “Dividend”) of 1 Share for every 1.06 Shares outstanding with a record date of November 23, 2015, the date of the Closing of the transactions contemplated by the Business Combination Agreement, payable on November 30, 2015. The Shares payable in the Dividend are referred to as the “Dividend Shares.” The amount of Dividend Shares paid to each Trust on November 30, 2015 was as follows:

Trust	Number of Shares
Simon S. Lee Management Trust	529,906
Simon Lee Family Trust	31,411
AHL Descendants Trust	31,411
JSL Descendants Trust	33,189
Brian Lee Family Trust	32,596

In connection with the Closing and pursuant to a letter agreement, dated as of November 23, 2015 (the “Letter Agreement”), the Trusts waived their right to receive Dividend Shares other than with respect to the 658,513 Conversion Shares.

Item 4. Purpose of the Transaction.

The information regarding the Business Combination in Item 3 is incorporated herein by reference. Other than as described in this Schedule 13D, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Company and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer.

(a) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. Simon S. Lee, as Trustee of the Simon S. Lee Management Trust, the JSL Descendants Trust and the Brian Lee Family Trust is deemed to beneficially own the Shares held by such trusts. Julie S. Lee, as Trustee of the Simon Lee Family Trust and the AHL Descendants Trust is deemed to beneficially own the Shares held by such trusts.

The Reporting Persons and the Separately Filing Group Members may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly the Reporting Persons and the Separately Filing Group Members may collectively beneficially own 90.6% of the 16,107,071 Shares outstanding. Shares listed as beneficially owned by the Reporting Persons exclude Shares held by any of the Separately Filing Group Members, as to which the Reporting Persons disclaim beneficial ownership.

(b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c) Except as described in Item 3, the Reporting Persons have not engaged in any transactions involving Shares.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Voting Agreement

Pursuant to the Voting Agreement, as long as the Trusts as a group or Sponsor (each, an “Investor Party”) beneficially owns at least 5% of the then outstanding Common Stock (the “Minimum Equity Holdings”), such Investor Party may designate one individual for nomination to the Company’s Board of Directors. Pursuant to the Voting Agreement, each Investor Party will support the other Investor Party’s designee for nomination as director. The Voting Agreement also provides that in the event of the death, resignation, removal or other termination of any designee of an Investor Party, such vacancy shall be filled by a new director designated for nomination by the same Investor Party.

In addition, as long as any Investor Party maintains the Minimum Equity Holdings, each Investor Party will attempt to reach a unanimous decision on actions that require a stockholder vote.

Pursuant to the Voting Agreement, the Investor Parties will take all necessary action so that the number of directors comprising the Board of Directors will initially be fixed at five directors, and that the Board of Directors shall have a classified structure.

In addition, the Investor Parties agree to endorse and vote to approve the nominees for Class I directors proposed by the Board of Directors of the Company (or the nomination and governance committee thereof) at annual meeting of stockholders of the Company in 2016, unless all of the Investor Parties agree in writing in advance of such meeting to propose to the stockholders alternative directors.

The Voting Agreement further provides that for the eighteen (18) months following the date thereof, each Investor Party has agreed not to purchase or otherwise acquire, or offer, seek, propose or agree to purchase or otherwise acquire, ownership of any Common Stock, or any direct or indirect rights or options to acquire, or any securities convertible into, Common Stock, or to form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the securities of the Company (other than as a result of the Voting Agreement).

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, the Company has granted certain registration rights to the Trusts with respect to, among other things, the Shares issued to the Trusts pursuant to the Business Combination Agreement (the “Registrable Securities”).

Under the Registration Rights Agreement, the Trusts have certain customary registration rights, including demand rights and piggyback rights, subject to certain underwriter cutbacks and issuer blackout periods. The Company agreed to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

Under the Registration Rights Agreement, the Trusts have agreed, until the earlier of 12 months after the date of the Registration Rights Agreement or the date that the Company consummates a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their Common Stock for cash securities or other property, to not (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, encumber, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to Registrable Securities, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Registrable Securities, or (c) agree or publicly announce any intention to effect either of the foregoing. Exceptions are allowed for transfers prior to the expiration of the lock-up period (i) to a Permitted Transferee, (ii) on or after the six-month anniversary of the date of the Registration Rights Agreement, of a number of Registrable Securities, in the aggregate, equal to or less than $3,000,000, and (iii) on or after the nine-month anniversary of the Registration Rights Agreement, of a number of Registrable Securities, in the aggregate, equal to or less than 25% of the amount of Registrable Securities owned by the transferring holder on the date of such transfer.

For purposes of the Registration Rights Agreement, “Permitted Transferee” means with respect to a Registration Rights Holder, such Registration Rights Holder’s spouse, any lineal ascendants or descendants or trusts or other entities in which such Registration Rights Holder or such Registration Rights Holder’s spouse, lineal ascendants or descendants hold 75% or more of such entity’s beneficial interests.

Stock Assignment

Pursuant to a Stock Assignment, dated as of November 23, 2015, the Sponsor contributed 35,000 Shares to the Trusts for no consideration, in connection with the Closing. In connection with the receipt of the 35,000 Shares, the Trusts entered into a Joinder to the Second Amended and Restated Stock Escrow Agreement (the “Joinder”), dated as of November 23, 2015, by and among GDEF, the Sponsor, and American Stock Transfer & Trust Company as escrow agent, with respect to such Shares. Pursuant to the Joinder, the 35,000 Shares will be held in escrow until release of (a) 50% of such Shares six months after the Closing and (b) 50% of such Shares one year after the Closing.

Escrow Agreement

In connection with the Business Combination Agreement, GDEF and the Stockholders’ Representative entered into an escrow agreement (the “Escrow Agreement”) with Branch Banking and Trust Company, a North Carolina banking corporation, as escrow agent, to partially secure the Trusts’ indemnification obligations pursuant to the Business Combination Agreement.

In the event that any indemnified party pursuant to the Business Combination Agreement claims that it is entitled to release from the escrow fund, it must submit a claim notice to the escrow agent and the Stockholders’ Representative. The Stockholders’ Representative will have the opportunity to contest any such claim. If no written notice of contest is given, the escrow agent will disburse to the indemnified party specified in the applicable claim notice the amounts claimed. If a written notice of contest is given, the parties agree to work out the dispute independently and then resort to legal proceedings in accordance with the Business Combination Agreement. Upon receipt of a written notice of contest, the escrow agent may not disburse the disputed portion of the funds claimed unless and until resolution either by a written mutual agreement between the Company and the Stockholders’ Representative or by a court of competent jurisdiction in accordance with the Business Combination Agreement. Any Shares being released shall be valued as of their average closing market price at which such Shares traded on Nasdaq over the last ten trading days immediately prior to the date such claim is satisfied.

Claims against the Escrow Amount shall first be paid from the amount of the Cash Escrow Deposit in the Escrow Amount, and second, once the total amount of the Cash Escrow Deposit has been disbursed, be paid as a transfer to the indemnified party of the number of Escrow Shares that is equal to the claim amount (or remaining portion thereof). Notwithstanding the foregoing, if Escrow Shares otherwise would be disbursed to the indemnified party against an indemnification claim pursuant to the Business Combination Agreement, but the Stockholders’ Representative notifies the Company in writing that, in the Stockholders’ Representative reasonable opinion, the effect of such disbursement, if made, would cause the Transaction to fail to satisfy the Control Requirement (as defined in the Business Combination Agreement), the Stockholders’ Representative may cause all or part of such indemnification claim to be satisfied by a cash payment directly to the indemnified party, and the disbursement request shall instead direct that the number of Escrow Shares (rounded down to the nearest whole share) that is equal to the amount of cash paid directly to the indemnified party be disbursed pro rata to the Trusts.

If, on any date that a number of Escrow Shares is to be disbursed, (a) the aggregate value of the Escrow Shares remaining in the Escrow Amount is less than the amount requested in the disbursement request and (b) the aggregate value of the Escrow Shares disbursed as of such date is less the Escrow Share Amount, the Trusts jointly and severally agree to promptly (and in any event within two business days following notice from the escrow agent) provide to the Stockholders’ Representative for deposit with the escrow agent (within two business days following receipt from the Trusts) an amount in cash, by wire transfer of immediately available funds, equal to the difference between (x) the Escrow Share Amount and (y) the aggregate value of the Escrow Shares disbursed as of such date (such difference, the “Additional Cash Escrow”). The Additional Cash Escrow shall be added to the Escrow Amount, and the escrow agent shall then transfer to the indemnified party the Escrow Shares remaining in the Escrow Amount, plus a portion of the Additional Cash Escrow necessary to satisfy the disbursement request. Thereafter, any subsequent disbursement request shall be satisfied from the Additional Cash Escrow. In no event shall the aggregate value disbursed from the Escrow Amount exceed the sum of the Cash Escrow Deposit and the Escrow Share Amount. Once an amount equal to the sum of the Cash Escrow Deposit and the Escrow Share Amount has been disbursed from the Escrow Amount, any remaining Escrow Shares shall be distributed pro rata to the Trusts.

The date that is 18 months after the Closing Date is the “Release Date.” If there are no pending claim notices on the Release Date, the Company and the Stockholders’ Representative shall jointly provide the escrow agent with an executed disbursement request instructing the escrow agent to disburse the Escrow Amount (including any amount of Additional Cash Escrow, if any) pro rata to the Trusts. In the event there are any pending claim notices on the Release Date, the Company and the Stockholders’ Representative shall jointly instruct the escrow agent to retain only the portion of the Cash Escrow Deposit and/or that number of the Escrow Shares equal to the disputed amount in any pending claim notice and release to the Trusts all of the Escrow Amount in excess of the pending claim amount as set forth in the joint instructions.

The description of the Business Combination Agreement and the Letter Agreement contained above in Item 3 are incorporated herein by reference.

Item 7. Materials to Be Filed as Exhibits.

Exhibit Index

Exhibit No.	Description of Exhibit

1.	Agreement regarding filing of joint Schedule 13D.*

2.	Stock Purchase Agreement, dated June 8, 2015, by and among GDEF, STG Group, Inc., the Trusts, Sponsor and Simon S. Lee, as stockholder representative (incorporated by reference to Annex A to the Definitive Proxy Statement on Schedule 14A filed by Issuer with the Commission on October 22, 2015).

3.	Voting Agreement, dated November 23, 2015, by and between the Company and the Trusts (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by the Company on November 30, 2015).

4.	Registration Rights Agreement, dated as of November 23, 2015, by and among GDEF and the Trusts (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Company on November 30, 2015).

5.	Joinder to the Second Amended and Restated Stock Escrow Agreement, dated as of November 23, 2015, by and among the Trusts, GDEF, the Sponsor, and American Stock Transfer & Trust Company.*

6.	Stock Assignment, dated as of November 23, 2015, from the Sponsor to the Trusts (incorporated by reference to Exhibit 17 to the Schedule 13D/A filed by Global Defense & National Security Holdings LLC on November 25, 2015).

7.

Escrow Agreement, dated as of November 23, 2015, by and among the Company, the Trusts, Simon S. Lee, as Stockholders Representative, and Branch Banking and Trust Company (incorporated by reference to Exhibit 10.7 to the Form 8-K filed by the Company on November 30, 2015).

8.	Letter Agreement, dated as of November 23, 2015, from GDEF to the Trusts.*

*Filed herewith

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 3, 2015

By:	/s/ Simon S. Lee
Simon S. Lee

By:	/s/ Julie Lee
Julie Lee

By:	SIMON S. LEE MANAGEMENT TRUST

	By:	/s/ Simon Lee
Name: Simon Lee
Title: Trustee

SIMON S. LEE FAMILY TRUST

	By:	/s/ Julie Lee
Name: Julie Lee
Title: Trustee

AHL DESCENDANTS TRUST

	By:	/s/Julie Lee
Name: Julie Lee
Title: Trustee

JSL DESCENDANTS TRUST

	By:	/s/ Simon Lee
Name: Simon Lee
Title: Trustee

BRIAN LEE FAMILY TRUST

	By:	/s/ Simon Lee
Name: Simon Lee
Title: Trustee